

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2010

Via U.S. Mail

Mr. Zhang Hui
Chairman and President
Compass Acquisition Corporation
c/o Law Offices of Daniel H. Luciano
242A West Valley Brook Road
Califon, NJ 07830

      RE: Compass Acquisition Corporation
              Preliminary Information Statement on Schedule 14C
              Filed June 10, 2010
              File No. 000-52347
`

Dear Mr. Hui:

      We have reviewed your letter dated June 25, 2010 and have the following comment.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Outstanding Issues

1.   We note your response to comment one from our letter dated June 18, 2010 and are unable to agree. Further, we note your claim that "A shareholder vote approving the increase of the authorized shares, the filing of charter amendments with the governing body, and other events that are typically associated with the increase of authorized shares or other charter amendments were not conditions precedent to closing." Please note that we are unaware of any temporal limitation on the application of Note A. We believe that pursuant to Note A, the information statement should contain the information required by Item 14 of Schedule 14A because, at the time of the acquisition, the company knew that additional shares of common stock were needed to acquire Tsing Da Education

Technology Co. Ltd. Please either provide us with a detailed legal analysis for your position that Item 14 disclosure is not required, including citations to Commission releases, no-action letters, etc., or revise to ensure that you provide the disclosure required by Item 14.

Please contact Ajay Koduri, Attorney-Advisor, at (202) 551-3310 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for
Larry Spirgel
Assistant Director

cc: Via facsimile to (847) 556-1456
        Daniel H. Luciano, Esq.